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                   U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                   FORM 12b-25

                           Notification of Late Filing



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[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form l0-QSB   [ ] Form N-SAR



                      For Quarter Ended: November 30, 2003
                                         -----------------


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A



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PART I - REGISTRANT INFORMATION
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                          Quest Resource Corporation
                          --------------------------
              (Exact Name of Registrant as Specified in Charter)


           5901 N. Western, Suite 200 Oklahoma City, Oklahoma 73118
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                     (Address of Principal Executive Office)



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PART II - RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]     (b)    The subject annual report or semi-annual  report/portion  thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-KSB,  11-K,  20-F,
10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

      On December 22, 2003, the registrant completed an acquisition from Devon Energy Corporation of certain oil and gas leases, pipelines and related assets in the Cherokee Basin area of southeastern Kansas and northeastern Oklahoma and a related restructuring of the registrant's operations. See the registrant's Form 8-K filed January 6, 2004 for additional information relating to the acquisition and restructuring. Due to the registrant's significantly larger operations as a result of the acquisition, the registrant's audit committee is in the process of selecting a new independent auditor for the registrant and the registrant has recently hired a new controller. Due to the need to integrate the acquired operations into the registrant's existing business, set up new accounting systems and procedures as a result of the related restructuring and provide the new independent auditor and controller an opportunity to become familiar with the registrant's operations, the registrant is unable to timely file the Form 10-QSB within the prescribed time.

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PART IV - OTHER INFORMATION
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(1)   Name and  telephone  number  of  person  to  contact  in  regard  to  this notification

      Lou Holman   (405) 840-9894




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(2)  Have all other periodic  reports required (under Section 13 or 15(d) of the
     Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

          [X]     YES                           [ ]   NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

          [X]     YES                           [ ]   NO


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Effective as of November 7, 2002, the registrant acquired all of the capital stock of STP Cherokee, Inc., which significantly increased the size of the registrant's operations. As a result of the registrant's increased operations due to the STP acquisition, additional subsequent acquisitions and the registrant's active drilling program, the results of operations reflected on the registrant's earnings statement for the quarter ended November 30, 2003 will be significantly different from those for the fiscal quarter ended November 30, 2002. A quantitative statement cannot be provided at this time, for reasons set forth in Part III above.

     Quest Resource Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 15, 2004             Quest Resource Corporation


                                    By:    /s/ Douglas L. Lamb
                                          ------------------------
                                          Douglas L. Lamb
                                          President


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                                    ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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